Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

15 December 2005

Brambles

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

FILE NO: 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

14 December 2005

12) Total holding following this notification

41,852,855

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

5.80%

FILE NO: 82-5205

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – (0) 20 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Company Secretariat

Date of notification 15 December 2005

Details of Registered Holders

Capital Guardian Trust Company		2.719%
State Street Nominees Limited	3,007,191	
Bank of New York Nominees	503,612	
Northern Trust	187,700	
Chase Nominees Limited	10,417,135	
BT Globenet Nominees Ltd.	294,391	
Midland Bank plc	1,756,200	
Bankers Trust	879,100	
Barclays Bank, Barclays Global Securities Services	27,400	
Brown Bros.	28,135	
Nortrust Nominees	1,194,214	
Royal Bank of Scotland	58,900	
MSS Nominees Limited	30,200	
State Street Bank & Trust Co	76,500	
Citibank NA	27,100	
Mellon Bank N.A.	51,100	
ROY Nominees Limited	26,600	
Mellon Nominees (UK) Limited	475,800	
HSBC	27,913	
JP Morgan Chase Bank	658,078	
Total	19,727,269	
Capital International Limited		1.245%
State Street Nominees Limited	211,810	
Bank of New York Nominees	3,263,885	
Northern Trust	452,120	
Chase Nominees Limited	1,004,824	
Midland Bank plc	142,500	
Bankers Trust	54,200	
Barclays Bank, Barclays Global Securities Services	154,700	
Citibank London	180,391	
Nortrust Nominees	1,457,757	
Royal Bank of Scotland	461,397	
MSS Nominees Limited	42,800	
State Street Bank & Trust Co	146,886	
National Westminster Bank	126,500	
Lloyds Bank	108,200	
Citibank NA	54,600	
Deutsche Bank AG	97,000	